EXHIBIT 99.1

Restructuring at Hydro's Aluminium Plants in Norway

Hydro is preparing an extensive restructuring programme for its Norwegian aluminium plants to ensure continued profitable operations. Annual operating costs will be reduced by NOK 350 - 400 million, with production remaining at the present level. Estimates show that this may involve a reduction of up to 800 man-years. The restructuring process will be completed early next year. Hydro's board decided today to submit the restructuring programme for final approval in Hydro's corporate assembly. The employee representatives emphasized that they agree on the need for restructuring but that they do not agree on the de-manning figure presented.

Hydro is one of the three leading aluminium companies in the world, with considerable production capacity in Norway. However, the Norwegian aluminium plants have been through a period with weak financial results in recent years.

"Aluminium production in Norway is a focus area for Hydro, and we will do everything we can to ensure that the Norwegian operations remain competitive in the international arena," says President and CEO Eivind Reiten. "However comparisons with both international and other Norwegian metal plants show that productivity is too low in our plants. A large portion of the costs involved in primary aluminium production are linked to the international markets and electricity prices. The measures we now implement are absolutely necessary to safeguard the basis for continued profitable operations of the aluminium plants in Hoyanger, Ardal, Karmoy and Sunndalsora.

"I regret the difficulties this restructuring will cause our employees and each of the local communities affected," continues Reiten. "We will do all we can to ensure that the negative impact is limited. We are aware of the particular challenges in Hoyanger and Ardal, and have already started proactive work to support industrial developments in this area."

Around 3,400 people are employed in Hydro's metal production in Norway today. The cost reductions will affect all Hydro's metal production sites in Norway. Manning will be reduced by around 20-25 percent.

In addition, manning reductions have to be carried out in Hoyanger and Ardal by the end of 2006, due to the phasing out of the oldest lines. The Soderberg lines will be phased out in order to comply with international requirements.

The cost of realizing the restructuring programme is estimated at NOK 800 million. Most of this will be charged to the accounts in 2004. The corporate assembly will consider the proposal on 13 May.

The plan behind the restructure is a rapid establishment of a new and more efficient organization for the future operation of aluminium production. In addition, a separate organization will be set up with responsibility for transferring employees to other positions in Hydro, helping to establish new jobs outside of Hydro and setting up early retirement and severance pay arrangements during the transition stage. The project will draw on all the expertise and experience Hydro has gained from previous challenging processes that have been well managed. With this in view, the temporary organization will be made up of local support units coordinated by central project management. There will be continued collaboration with the employees' organizations on the practical implementation of the manning reductions within the set frameworks.

Hydro hopes to be able to find new jobs for a certain number of the redundant employees either in Hydro or in new opportunities arising from the business developments that are underway, mainly in Hoyanger and Ardal.

The scope of the restructuring programme is based on an extensive analysis of the current and future competitive situation, manning levels and operating costs in Hydro's metal production, compared with our competitors. Productivity is low in comparison with competitors both in Norway and in other countries, in terms of kroner per tonne as well as tonne per employee. The restructuring work will begin immediately and shall be completed by 1 April 2005.

"Hydro will strive to carry out the process in a responsible way and in continued close dialogue with the company's employees and the local communities affected. The changes will be implemented without reducing production, or lowering our stringent requirements for health, safety and environment. We will endeavour to ensure that as many people as possible find alternative work, and that the manning reduction is realized as far as possible through voluntary agreements. However we cannot guarantee that there will be no dismissals," says President and CEO Reiten.

Hydro produced 1,473,000 tonnes of primary aluminium in 2003, of which 850,000 tonnes were produced in Norway. This represents an increase of 200,000 tonnes from 1993.

Hydro is a leading energy and aluminium company with operations in more than 40 countries. Hydro is one of the world's leading offshore producers of oil and gas, and the third largest supplier of aluminium. A total of 36,000 employees create value through developing products that benefit customers and local communities all over the world.

Contacts:

Thomas Knutzen
Telephone: (+47) 22539115
Cellular: (+47) 90612359
Email: Thomas.Knutzen@hydro.com

Tor Steinum
Telephone: (+47) 22 53 27 31
Cellular: (+47) 95 08 39 33
Email: Tor.Steinum@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com